UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: September 30, 2028
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FORM 12b-25
001-41183
NOTIFICATION OF LATE FILING	SEC FILE NUMBER

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Evolution Metals & Technologies Corp.

Full Name of Registrant

Welsbach Technology Metals Acquisition Corp.

Former Name if Applicable

4040 NE 2nd Ave, Suite 349

Address of Principal Executive Office (Street and Number)

Miami, Florida 33137

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The filing by Evolution Metals & Technologies Corp. (the “Company”) of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 (the “Quarterly Report”) will be delayed due to the additional time that is required to obtain and compile certain information required to be included in the Quarterly Report, which delay could not be eliminated by the Company without unreasonable effort and expense. The Company expects to file the Quarterly Report no later than August 19, 2026.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christopher Clower	(561)	225-3205
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be a significant change in its results of operations for the three months ended June 30, 2026, as compared to the three months ended June 30, 2025, as a result of the business combination (the “Business Combination”) completed by the Company on January 5, 2026, pursuant to which Welsbach Technology Metals Acquisition Corp.’s (“WTMA”) wholly owned subsidiary merged (the “Merger”) with and into Evolution Metals LLC, a Delaware limited liability company (“EM”), with EM surviving the Merger as a wholly owned subsidiary of WTMA. In connection with the closing of the Business Combination, WTMA changed its name to Evolution Metals & Technologies Corp. As part of the Business Combination and prior to the consummation of the Merger, EM completed the acquisition of (i) Handa Lab Co., Ltd., (ii) KCM Industry Co., Ltd., (iii) KMMI INC., and (iv) NS World Co., Ltd., each a corporation organized under the laws of the Republic of Korea. The Company expects to account for the Business Combination as a reverse recapitalization in accordance with U.S. generally accepted accounting principles (“GAAP”), with EM treated as the accounting acquirer. The Quarterly Report will reflect the completion the Business Combination and the financial statements will reflect the consolidated operations of the Company, EM and its subsidiaries, and as a result, the Company anticipates significant changes in its results of operations for the quarter ended June 3-, 2026, as will be reflected in the Form 10-Q. However, until the review is complete and the results are evaluated by the Company’s management and its independent registered public accounting firm, the Company cannot currently quantify these changes to its preliminary results of operations or financial condition for the quarter ended June 30, 2026.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements about the timing of the filing of the Form 10-Q and the Registrant’s expected financial results for the three months ended June 30, 2026 and 2025. Although the Registrant believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, beliefs and expectations, there can be no assurance that its expectations will be achieved. Except as otherwise may be required by law, the Registrant undertakes no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances, or changes in expectations after the date of this Form 12b-25.

Evolution Metals & Technologies Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2026	By:	/s/ Christopher Clower
	Name:	Christopher Clower
	Title:	Chief Financial Officer and Chief Operating Officer

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